Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-[redacted]
Telephone: +47-22 [redacted]
Telefax: +47-22 5
www.orkla.com

Ref.:
Rune Helland, SVP Investor Relations, Orkla ASA, tel.+4722544411

Date: 18.10.07

ORK – Pro forma figures 2006 Sapa Group

Reference is made to Orkla's stock exchange notice as of 8. June 2007 regarding the agreement between Orkla and Alcoa to merge the two parties' soft alloy aluminium profile operations to form a leading global company.
Please find the attached pro forma 2006 figures for the Sapa Group including the merged unites from Alcoa and Sapa Profiles.

dlw 10/29

Orkla Aluminium Products -Pro Forma 2006 (NOK mill.)

Operating revenues	Q1-06	Q2-06	Q3-06	Q4-06	2006
Sapa AB (Alcoa + Sapa Profiles)	6 427	7 063	6 650	6 696	26 836
Sapa Heat Transfer and Building System	1 532	1 666	1 552	1 675	6 425
Elimination	-300	-279	-257	-255	-1 091
Pro Forma operating revenues	7 659	8 450	7 945	8 116	32 170
EBITA					
Sapa AB (Alcoa + Sapa Profiles)	141	238	120	217	716
Sapa Heat Transfer and Building System	97	76	97	127	397
Pro Forma EBITA	238	314	217	344	1 113

Orkla Aluminium Products - Sapa Group as reported 2006 (NOK mill.)

Operating revenues	Q1-06	Q2-06	Q3-06	Q4-06	2006
Sapa Profiles	2 712	2 758	2 609	2 905	10 984
Sapa Heat Transfer and Building System	1 532	1 666	1 552	1 675	6 425
Elimination	-300	-279	-257	-255	-1 091
Operating revenues 2006	3 944	4 145	3 904	4 325	16 318
EBITA					
Sapa Profiles	135	105	93	109	442
Sapa Heat Transfer and Building System	97	76	97	127	397
EBITA 2006	232	181	190	236	839

Notice to Orkla's web-site, Stock Exchange and Hugin

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Release of third quarter results 2007

Orkla will report third quarter results on Wednesday 31 October 2007 at 7.00 a.m.

A presentation of the third quarter results will be held at 8.00 a.m. in Oslo (Vika Atrium, Munkedamsvn. 45). The presentation and Q&A-session will be simultaneous translated to English. Both the presentation and the following Q&A-session can be viewed via WebCast at www.orkla.com. It will be possible to ask questions through e-mail.

For registration to the presentation at Vika Atrium please send an e-mail to info@orkla.no.

Orkla ASA,
Oslo, 16 October 2007

Contacts Investor Relations:
Rune Helland, Tel: +47 22 54 44 11
Siv Merethe S. Brekke, Tel: +47 22 54 44 55

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification own shares - VIZRT

Orkla ASA has today on 19 October 2007 bought 20,000 shares in VIZRT.
After this transaction Orkla owns 6,186,248 shares in VIZRT which represents 10.01 % of the share capital.

Orkla ASA,
Oslo, 19 October 2007

Contact:
Siv Merethe S. Brekke, Orkla Investor Relations
Tel.: +47 930 56093

END